SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nam Tai Property Inc.
(Name of Issuer)

Common Shares, par value $0.01
(Title of Class of Securities)

629865205
(CUSIP Number)

Brian L. Sheehy
IsZo Capital LP
590 Madison Avenue, 21st Floor
New York, NY 10022
(646) 775-4934
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: IsZo Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) X (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,812,450
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,812,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,812,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8% (See Item 5 herein)
14	TYPE OF REPORTING PERSON: PN

1	NAME OF REPORTING PERSON: IsZo Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) X (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,812,450
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,812,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,812,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8% (See Item 5 herein)
14	TYPE OF REPORTING PERSON: OO

1	NAME OF REPORTING PERSON: IsZo Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) X (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,812,450
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,812,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,812,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8% (See Item 5 herein)
14	TYPE OF REPORTING PERSON: PN

1	NAME OF REPORTING PERSON: Brian L. Sheehy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) X (b) ◻
3	SEC USE ONLY:
4	SOURCE OF FUNDS: Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,812,450
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,812,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,812,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8% (See Item 5 herein)
14	TYPE OF REPORTING PERSON: IN, HC

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13D because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 5 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D, a copy of which is attached hereto as Exhibit 1.

Item 1.	Security and Issuer.

The securities covered by this Schedule 13D are common shares, par value $0.01 per share (the “Common Stock”), of Nam Tai Property Inc., a British Virgin Islands corporation (the “Issuer”).  The Issuer’s address is Nam Tai Estate, No. 3 Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, People’s Republic of China.

Item 2.	Identity and Background.

(a)            This statement is being filed on behalf of IsZo Capital LP (the “Fund”), IsZo Capital GP LLC (“IsZo GP”), IsZo Capital Management LP (“ICM”), and Brian L. Sheehy (collectively, the “Reporting Persons”).  IsZo GP is the general partner of the Fund.  ICM is the investment manager of the Fund.  Mr. Sheehy is the managing member of IsZo GP and the President of the general partner of ICM.  IsZo GP, ICM and Mr. Sheehy may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Fund.

(b)            Each of the Reporting Persons has a principal business address at 590 Madison Avenue, 21st Floor, New York, New York 10022.

(c)            Each of the Reporting Persons are primarily engaged in the business of investing in securities.

(d)-(e)            During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Sheehy is a citizen of the United States.  IsZo GP is a limited liability company formed under the laws of the State of Delaware.  Each of the Fund and ICM is a limited partnership formed under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funding for the purchase of the Common Stock was the general working capital of the Fund.

Item 4.	Purpose of Transaction.

The Reporting Persons believe the Issuer is significantly undervalued and intends to take action to increase shareholder value.  Such actions include the removal of board members of the Issuer other than two members the Reporting Persons deem independent and the election of independent directors to such vacancies.  The Reporting Persons also intend to advocate a strategic review of the Issuer’s assets, including potential divestitures and outright sale of the Issuer, and develop a capital allocation strategy that maximizes the long-term value for all shareholders.  The Reporting Persons also believe that the Issuer can improve the operating income of the Issuer’s performing assets in the short and long-term through a combination of cost reduction, strategic review of related-party agreements, and appropriate limits on debt financing and future capital expenditures.

The Reporting Persons may, from time to time and at any time, acquire more Common Stock in the open market or otherwise, and reserve the right to dispose of Common Stock in the open market or otherwise, from time to time and at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
IsZo Capital LP	3,812,450	9.8%	0	3,812,450	0	3,812,450
IsZo Capital GP LLC	3,812,450	9.8%	0	3,812,450	0	3,812,450
IsZo Capital Management LP	3,812,450	9.8%	0	3,812,450	0	3,812,450
Brian L. Sheehy	3,812,450	9.8%	0	3,812,450	0	3,812,450
* Based on 38,935,000 shares of Common Stock outstanding as of March 31, 2020 as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on April 27, 2020.

(c)            Except for the transactions described in Items 3, 4, or 5 of this Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Persons.

(d)            Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2020

IsZo Capital LP By IsZo Capital GP LLC, its General Partner
/s/ Brian L. Sheehy
Brian L. Sheehy, Managing Member

IsZo Capital GP LLC
/s/ Brian L. Sheehy
Brian L. Sheehy, Managing Member
IsZo Capital Management LP By IsZo Management Corp., as General Partner
/s/ Brian L. Sheehy
Brian L. Sheehy, President
Brian L. Sheehy, Individually
/s/ Brian L. Sheehy